Exhibit 99.4

EMPLOYEE FAQ: CANYON BRIDGE DEFINITIVE AGREEMENT SIGNING

WHO IS PROPOSING TO ACQUIRE LATTICE AND WHY?

•	Who is Canyon Bridge?

•	Canyon Bridge Capital Partners, Inc. is a US-based private equity fund, operating globally. Its principals, Ben Chow and Ray Bingham, collectively have more than 50 years of experience in the technology, private equity and M&A markets and have participated in more than 100 M&A transactions.

•	They are located in Palo Alto, California and their initial funding is from limited partners (LPs) in China.

•	Ben Chow is the founder and the managing general partner of Canyon Bridge Capital Partners. Ben has more than 20 years of private equity, venture capital, senior management and technology R&D experience. Prior to founding Canyon Bridge, he was a managing director with China Reform Fund Management Ltd., a partner with Beijing Leading Capital, and a managing director with SIG China. He was previously an executive at Warburg Pincus Asia, where he was instrumental in making investments in semiconductor companies across North Asia, and was an associate at Rustic Canyon Partners, a TMT focused VC fund in Los Angeles. Dr. Chow’s industry and management experience includes serving as a global product manager at Applied Materials and a research engineer with Boeing Phantom Works. He earned an M.S. and Ph.D. in aeronautics from the California Institute of Technology (Caltech), an M.B.A from the Anderson School at UCLA and a B.S. in mechanical engineering from UCLA.

•	Ray Bingham is a co-founder and a general partner of Canyon Bridge Capital Partners. Ray brings to Canyon Bridge more than 35 years of experience as public company chairman, CEO, CFO and board member directing M&A and private equity investments. He currently serves as executive chairman of Cypress Semiconductor, chairman of Flextronics International Ltd., chairman of Trinet and the lead Independent board director of Oracle Corporation. Previously, Ray was a managing director with General Atlantic, a global private equity firm, where he was the co-head of the Menlo Park office and led the firm’s communications and electronics investments. Prior to General Atlantic, Ray had a distinguished career at Cadence Design Systems where he held various executive management roles, including executive chairman, president and CEO and CFO. He received his B.S in economics from Weber State University and M.B.A from the Harvard Business School.

•	Why are they interested in Lattice? Is the interest just in FPGAs? What’s their interest in our video connectivity and mmWave business?

•	Lattice brings new capabilities to Canyon Bridge, including cutting edge technology products and solutions, and a highly experienced and talented team. They have made

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clear to us they believe in our long-term vision and feel that our product portfolio can grow beyond what it is today. They also see strong value both in our current business and the business that can come from a product roadmap like we are planning with SLRP / PLBP. In short, we bring a team and technology that Canyon Bridge does not have.

•	What is their intent with Lattice?

•	Canyon Bridge plans to take Lattice private and then run it as a profitable, stand-alone business.

•	Both Canyon Bridge and Lattice bring complementary strengths that will enable Lattice to create tremendous value for all stakeholders. Canyon Bridge brings additional investment and more market opportunity and shares our long-term vision. Lattice brings a talented team and the advanced technologies required to further execute on its long-term strategy of innovation.

•	What are the advantages of going from being a publicly traded company to a private company?

•	Going private with Canyon Bridge accelerates our ability to grow and makes our future brighter. We believe it will…

1.	Allow more focus and flexibility to pursue our SLRP and PLBP plans;

•	More investment and resources to help us deliver on our long term technology plans

•	Greater flexibility in the timing of our spending

2.	Free us from the burden of public company regulations, reporting, and expectations;

•	No more short-term Wall Street analyst targets

3.	Enable more opportunities to grow in our largest target markets; and

4.	Deliver significant value to our shareholders

•	When will we be able to hear directly from Canyon Bridge on their plans for the company?

•	Until the transaction closes we will continue to run as an independent company.

•	While we do not yet have a timeline for employee communications from Canyon Bridge, we are committed to keeping you informed as the process progresses.

WHY ARE WE SELLING?

•	Why are we selling Lattice? Is the company in trouble?

•	Canyon Bridge approached us with an offer that our Board of Directors determined - after a thorough review of the proposal and other strategic alternatives - would provide our shareholders with significant, certain and immediate value while reducing our execution risk.

•	Why didn’t another U.S. public company make an offer to acquire us?

•	While we have been approached by other parties in the past regarding a potential transaction, we can’t speak for them – the bottom line is that Canyon Bridge’s offer provides significant, certain and immediate value to our shareholders, and enables us to continue pursuing our core strengths.

•	This announcement is the culmination of an extensive review of Canyon Bridge’s offer, as well as a review of strategic alternatives, by our Board and our financial and legal advisors.

•	If we didn’t acquire Silicon Image would we be getting acquired?

•

Consolidation in the industry is occurring and we have been a target for the last few years. Just as we acquired SiliconBlue and Silicon Image while we continued to grow, we were an attractive size for either a public company or private company, like Canyon

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Bridge, to invest in and take advantage of our capabilities and long-term plan. The bottom line is that Canyon Bridge’s offer provides significant benefits to all of our stakeholders and allows us the freedom to focus on long-term innovation.

WHAT ARE THE DETAILS OF THE DEAL?

•	What are the specifics of the deal?

•	Canyon Bridge will acquire all outstanding shares of Lattice for approximately $1.3 billion, or $8.30 per share in cash, representing a 30% premium to the last trade price on November 2, 2016, the last trading day before the announcement of the proposed transaction.

•	The $1.3 billion equity commitment from Canyon Bridge includes funds to repay our long-term debt.

•	What is a “Definitive Agreement?”

•	A Definitive Agreement (DA) is a document which spells out the terms of a deal, potentially including things like price, stock, financing, covenants about what each party can (not) do, representations and warranties about business, and closing conditions.

WHAT IS THE PATH TO CLOSING THE DEAL?

•	What approvals are required to complete the transaction?

•	This deal is subject to approval by Lattice shareholders, as well as other closing conditions, including the receipt of required regulatory approvals.

•	Does the deal require shareholder approval?

•	Yes, a majority vote (50% + 1) of Lattice shareholders will be required.

•	When will the deal close?

•	We currently anticipate that the transaction will close in early 2017, subject to approval by Lattice shareholders, as well as other closing conditions, including the receipt of required regulatory approvals.

•	What will happen between now and deal close?

•	There is still a significant amount of legal, financial, and business work that needs to be done before close. This will involve only a small number of people in the company.

•	Unlike the Silicon Image deal, there is not another company with parallel functions and processes that need to be merged.

•	Until the transaction closes we will be in communication with Canyon Bridge but Canyon Bridge will not direct or manage the company in any way. Lattice will operate as an independent public company until the deal closes.

WHAT WILL HAPPEN AFTER THE DEAL CLOSES?

•	What will Lattice look like when the deal closes? What will change?

•	We anticipate that Lattice’s day-to-day operating structure will not materially change. However, there will be changes driven by being a private instead of a public company, such as no longer needing to do public quarterly financial filings, as well as changes driven by the completion of SLRP / PLBP.

•	Will there be layoffs or restructuring? Is my job in jeopardy? Will my job change? Will my manager change? Will the leadership team change?

•	As would have happened independent of an acquisition, we anticipate that many things will stay the same and that other things will change as the needs of the business evolve. We remain a business that is focused on profitability for all of our stakeholders, including employees.

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•	Lattice will be run as a stand-alone business following the close, and we are not anticipating any material changes to day-to-day operations. There are no plans to change the leadership team.

•	We are committed to keeping you updated after the transaction has closed.

•	Will the corporate culture change?

•	Because Lattice will be run as a stand-alone business, we will not need to merge with another company. As such, we do not anticipate any major cultural changes.

•	What, if any, of our functions will be moving to China? Will we be hiring in China? Will headquarters move to China? Will operations or manufacturing move to China?

•	We will remain headquartered in Portland. We will continue to pursue a multi-site strategy and place staff where they can best drive and grow the business. We will continue to use the vendors that make the most sense for our business.

WHAT IS THE IMPACT ON OUR LONG-TERM PLANS?

•	What is the long-term plan for Lattice? SLRP, PLBP, AOP, Roadmap? Big, Double, Buy? Will we focus more on a particular market?

•	We intend to continue pursuing the technology, capabilities, and product roadmap that we are laying out in the SLRP / PLBP process. We will remain flexible as market need, competitive position, financial performance, and team execution requires.

•	We are still looking to go big in Consumer, significantly grow our base Communications and Industrial business, and recognize that we may need to acquire capability to get there.

•	Will we continue with the Spark*Program?

•	Robust CRM, ERP, and other systems are required to successfully manage and drive the business. Because we are remaining a standalone entity – not merging into another company with existing systems – we must complete the Spark program.

WHAT WILL HAPPEN TO MY BENEFITS?

•	Will my benefits change (medical benefits, retirement plan, compensation, etc.)?

•	At this time, there are no plans to change medical benefits, retirement plan, cash compensation or other current benefits programs.

•	Canyon Bridge has committed that, for one year after closing, it will generally provide Lattice employees with the same level of base salary or hourly wage rate (as applicable to you) and target annual cash bonus opportunities. For one year after closing, Canyon Bridge will also provide other employee benefits that are substantially comparable in the aggregate to those in effect immediately prior to closing.

•	Canyon Bridge will generally recognize past service with Lattice under certain employee benefit plans in which you may participate after closing for purposes of eligibility, vesting and level of benefits to the same extent as that service was recognized under a corresponding Lattice plan prior to closing.

WHAT WILL HAPPEN TO MERIT INCREASES?

•	Will the merit increases still occur in January?

•	We are still on track to implement merit increases in January as planned.

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•	What type of merit cycle will we be on as a private company?

•	Future merit cycles have not been determined yet.

WHAT WILL HAPPEN TO MY STOCK OPTIONS AND RESTRICTED STOCK UNITS (RSUs)?

•	Can we still trade Lattice stock options and RSUs?

•	Until the transaction closes the Lattice Insider Trading Policy, requirements, and guidelines still apply.

•	What will happen to my options and RSUs, both vested and unvested?

•	Vested Options: At closing, all vested options having an exercise price per share below the merger price of $8.30 per share will be cashed out for an amount equal to $8.30 minus the applicable exercise price of the option, multiplied by the number of shares of Lattice stock subject to the option, less applicable withholding taxes. Any vested options having an exercise price per share equal to or above $8.30 will be cancelled for no consideration.

•	Unvested Options: At closing, all unvested options having an exercise price per share below $8.30 will be converted into an amount in cash equal to $8.30 minus the applicable exercise price of the option, multiplied by the number of shares of Lattice stock subject to the option, payable after the closing in accordance with the applicable vesting schedule of the underlying option (and subject to your continued service with Lattice through each applicable vesting date) less applicable withholding taxes. Any unvested options having an exercise price per share equal to or above $8.30 will be cancelled for no consideration.

•	Vested RSUs: As a result of the transaction, many unvested RSUs that were granted under Lattice’s 1996 and 2013 Incentive Plans will become fully vested immediately prior to the closing of the transaction pursuant to the terms of the underlying RSU award agreement. At closing, all vested RSUs (i.e. after taking into account any such accelerated vesting) will be cashed out for an amount equal to $8.30 multiplied by the number of shares of Lattice stock subject to the vested RSUs, less applicable withholding taxes.

•	Unvested RSUs: At closing, all unvested RSUs (i.e. those RSUs that do not accelerate as a result of the transaction) will be converted into an amount in cash equal to $8.30 multiplied by the number of shares of Lattice stock subject to the unvested RSUs, payable after the closing in accordance with the applicable vesting and settlement schedule of the underlying unvested RSUs (and subject to your continued service with Lattice through each applicable vesting date), less applicable withholding taxes.

•	When and how will I receive payment for my vested options and vested RSUs?

•	The timing of the payment will depend on the closing date. Payments for vested options and vested RSUs will be made in a lump sum in cash within 10 days after the closing, less applicable withholding taxes. The payment, net of applicable taxes, will automatically be deposited in your E*Trade account.

•	Will I be liable for any tax from these stock transactions?

•	Yes, - you will not have the taxes withheld from your paycheck for the cash out of vested RSUs and vested options. Vested options and vested RSUs will settle through E*Trade,

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with the taxes being withheld from the sale proceeds. Unvested options and any unvested RSUs that do not accelerate and that will be settled after the closing over the applicable vesting schedule will have taxes withheld as this will be considered supplemental income. International employees will be subject to taxes as described by their country’s taxing authority.

•	What will happen to Lattice’s 2012 Employee Stock Purchase Plan (ESPP) and my ESPP contributions?

•	The ESPP will continue in effect, except that no new offering period will commence after the date of the definitive agreement and no new participants are permitted to join the current offering period. If you are enrolled in the current offering period, you may continue to make contributions for the remainder of the offering period, but you will not be permitted to increase your contributions. At the end of the current offering period, your accumulated contributions will be used to purchase Lattice stock according to the terms of the ESPP. If you have not sold those shares prior to the closing, then at closing, those shares will be settled for $8.30 per share like all other shares of Lattice stock.

•	We do not anticipate that the ESPP will continue after the closing.

HOW DO I LEARN MORE?

•	Where can I get additional information?

•	As we are early in the process, there are many questions that we cannot answer yet, but we will commit to telling you as much as we can, as fast as we can. An ELT member will be at each site within several days to meet with you. As always, please feel free to reach out directly to your ELT member, Darin or Gloria at any time.

Forward Looking Statements

Certain statements made herein, including, for example, the expected date of closing of the proposed acquisition (the “Merger”) of Lattice Semiconductor Corporation (the “Company”) by Canyon Bridge Acquisition Company, Inc. (“Parent”) pursuant to the terms of the Agreement and Plan of Merger by and among the Company, Parent, and Canyon Bridge Merger Sub, Inc. (“Merger Sub”, and such agreement, the “Merger Agreement”) and the potential benefits of the Merger, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. These forward-looking statements reflect the current analysis of the management of the Company of existing information as of the date of these forward-looking statements and are subject to various risks and uncertainties, many of which are beyond our control, and are not guarantees of future results or achievements. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its businesses or operations. As a result, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

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The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the delay or termination of the Merger Agreement; the outcome or length of any legal proceedings that have been, or will be, instituted related to the Merger Agreement; the inability to complete the Merger due to the failure to timely or at all obtain stockholder approval for the Merger or the failure to satisfy other conditions to completion of the Merger, including the receipt on a timely basis or at all any required regulatory clearances related to the Merger, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) and from the Committee on Foreign Investment in the United States (CFIUS); the failure of Parent to obtain or provide on a timely basis or at all the necessary financing as set forth in the equity commitment letter delivered pursuant to the Merger Agreement; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger; the effects of local and national economic, credit and capital market conditions on the economy in general; and the other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the Securities and Exchange Commission (the “SEC”) as described below. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 2, 2016, and our Quarterly Reports on Form 10-Q for the quarters ended April 2, 2016 and July 2, 2016. Our SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website at ir.latticesemi.com or upon request from the Company’s Investor Relations Department at lscc@globalirpartners.com. Except to the extent required by applicable law, we disclaim any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Merger And Where To Find It

In connection with the proposed Merger, the Company will file a proxy statement with the SEC. Additionally, the Company plans to file other relevant materials with the SEC in connection with the proposed Merger. The definitive proxy statement will be sent or given to the stockholders of the Company and will contain important information about the proposed Merger and related matters. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov or upon request from the Company’s Investor Relations Department at lscc@globalirpartners.com.

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Participants in the Solicitation

The Company and its directors will, and certain other members of its management and its employees as well as Parent and Merger Sub and their directors and officers may, be deemed to be participants in the solicitation of proxies of Company stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2016, the Company’s proxy statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, and the proxy statement and other relevant materials filed with the SEC in connection with the Merger if and when they become available. Additional information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the Merger when it becomes available.

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